UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-16845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFF Bank & Trust 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFF Bancorp, Inc.

9337 Milliken Avenue

Rancho Cucamonga, California 91730

PFF BANK & TRUST

401 (k) Plan

Independent Registered Public Accounting Firm Auditors’ Report

and

Financial Statements

(Part III 3(a) of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Years Ended

December 31, 2007 and 2006

PFF BANK & TRUST

401 (k) PLAN

Schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and Regulations issued by the Department of Labor.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT

To the Employee Compensation and Benefits Committee

PFF Bank & Trust 401 (k) Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the PFF Bank & Trust 401 (k) Plan (the Plan) as of December 31, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PFF Bank & Trust 401 (k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held At End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the

Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Saddington Shusko LLP

Irvine, California

June 16, 2008

See accompanying independent auditors’ report and notes to financial statements.

PFF BANK & TRUST

401 (k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments:
Mutual funds	$25,158,733	$23,367,477
Group annuity contract	5,729,760	6,453,642
Common stock	5,750,241	11,364,327
Loans to participants	651,426	819,073

Total investments at fair value	37,290,160	42,004,519
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	301,745	(322,682)

Total investments	37,591,905	41,681,837
Contributions Receivables	1,341	271
Cash	3	—

Total assets	37,593,249	41,682,108
Liabilities
Fees Payable	1,029	—

Total liabilities	1,029	—

Net assets available for benefits	$37,592,220	$41,682,108

See accompanying independent auditors’ report and notes to financial statements.

PFF BANK & TRUST

401 (k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Net (depreciation)/appreciation in fair value of investments	$(6,924,275)	$3,378,827
Interest and dividends	2,127,018	861,241
Contributions by employer	1,279,650	1,084,212
Contributions by employee	3,037,393	2,654,538
Employee rollover contributions	354,424	1,925,103

Total (reduction)/additions	(125,790)	9,903,921

Deductions from net assets attributed to:
Benefits paid to participants	(3,946,352)	(4,307,685)
Administrative expenses	(17,746)	(16,543)

Total deductions	(3,964,098)	(4,324,228)

Net (decrease)/increase	(4,089,888)	5,579,693
Net assets available for benefits:
Beginning of year	41,682,108	36,102,415

End of year	$37,592,220	$41,682,108

See accompanying independent auditors’ report and notes to financial statements.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

During 2005, the Plan changed its name from Capital Accumulation Plan for Employees of PFF Bank & Trust to the PFF Bank & Trust 401(k) Plan. The following description of the PFF Bank & Trust 401 (k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible employees of PFF Bank & Trust and its subsidiaries and affiliates (the “Bank”). Employees become eligible for participation in the Plan upon their date of hire. All employees are automatically enrolled in the Plan upon becoming eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The eligibility period for receiving matching contributions is one year of service. Participants must complete 1,000 hours of service in a twelve-month period to share in the employer’s discretionary contributions.

On March 1, 2005, the Plan’s terms, provisions and conditions were restated. The restated plan continues to be for the exclusive benefit of employees of the Bank. All persons covered under the Plan on February 28, 2005, continue to be covered under the restated plan with no loss of benefits.

(b)	Contributions

The Plan is a “safe harbor 401(k) plan.” The Bank makes safe harbor matching contributions equal to 100% of participant salary deferrals that do not exceed 3% of compensation, plus 50% of participant salary deferrals in excess of 3% and up to 5% of compensation. The safe harbor matching contribution is fully vested and is referred to as a Safe Harbor Contribution. Effective March 1, 2005, employer contributions to the Plan shall be made without regard to current or accumulated net income, earnings or profits of the Bank. Effective March 1, 2005, employee contributions shall not exceed the IRS limit of $15,500 and $15,000 during 2007 and 2006, respectively, and the total additions to the participant’s account should not exceed 25% of the participant’s compensation for the limitation year. In addition, the Plan permits participants who reach age 50 or older by December 31 of the plan year to contribute an additional amount of their annual compensation as a catch up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). An eligible employee or an inactive participant may make rollover contributions according to the provision of the Plan. Forfeitures of matching contributions can be used to reduce the Bank’s matching contributions.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan (continued)

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations other than the Bank’s matching contributions are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Employee contributions and the earnings resulting from each participant’s contributions are 100% vested and non-forfeitable. The Bank’s safe harbor matching contributions are also 100% vested and non-forfeitable. Matching contributions made prior to January 1, 2002, and any future discretionary contributions and any future profit sharing contributions vest at the rate of 20% after two years of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, a participant becomes 100% vested on the participant’s attaining age 65, or on the participant’s death or total and permanent disablement.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum amount defined by the Plan agreement not to exceed $50,000. The number of outstanding loans shall be limited to one unpaid outstanding loan. No more than two loans shall be approved for any participant in any 12-month period. Loan repayments are to be made over a period not to exceed 5 years, except for loans for the purchase of a primary residence in which case repayment may exceed 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of Wall Street Journal Prime plus 1% (fixed at origination). Participants pay a $100 origination fee for each loan advanced to them.

(f)	Payment of Benefits

On termination of service, a participant may elect to remain in the Plan. If they choose to not remain in the Plan, they must elect to receive a lump-sum amount equal to the vested balance of his or her account.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan (continued)

(g)	Forfeited Accounts

At December 31, 2007 and 2006, the amounts of forfeitures available to reduce employer contributions were $64,250 and $65,286, respectively. During the year ended December 31, 2007, employer contributions were reduced by $1,021 in forfeited nonvested accounts. No forfeited nonvested accounts were used to reduce employer contributions during the year ended December 31, 2006.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Trust Fund Managed by Investment Advisory Committee

Under the terms of the Plan, the assets of the Plan are placed in trust (the “Trust”), and are held under the trusteeship of the Principal Trust Company beginning on March 1, 2005. Prior to March 1, 2005, the assets of the Plan were held under the trusteeship of PFF Bank & Trust’s Trust and Investment Services Department. Assets are managed under the direction of the Employee Compensation and Benefits Committee of the Bank’s Board of Directors (the “Committee”). The Committee has delegated some of its ordinary management and investment responsibilities to certain members of the Bank’s Executive Committee and the Human Resources Director. The Bank’s Board of Directors appoints committee members for an indefinite term. The Committee has full discretionary authority to administer the Plan and the trust agreement.

The investments and changes therein of these trust funds are reported by PFF Bank & Trust as having been determined through the use of fair market values based upon quotations obtained from national securities exchanges or latest bid prices. Security transactions are accounted for on a trade-date basis. Realized gains and losses on the sale of investments are computed using the average cost methods. Participant loans are valued at their outstanding balance, which approximates fair value.

(c)	Disclosure about Fair Value of Financial Instruments

The Plan’s financial instruments are carried at fair value or amounts approximating fair value, except for fully benefit-responsive investment contracts, which are carried at

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies (continued)

(c)	Disclosure about Fair Value of Financial Instruments (continued)

contract value as required by Statement of Position 94-4-1 (SOP 94-4-1). Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for future benefits.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

(e)	Administrative Expenses

In 2007 and 2006, the Plan paid administrative fees and loan origination fees in the amount of $17,746 and $16,543 respectively. All other administrative expenses in 2007 and 2006 were paid directly by the Bank.

(f)	Cost Information for Employee Directed Investments

The Department of Labor (DOL) Regulation 2520.103-11(d) allows the exclusion of participant directed transactions from the historical cost entry on the schedule of assets held for investment purposes. The exclusion of these types of transactions is optional. The Plan management decided not to disclose the cost of investments on Schedule H, Line 4i – Schedule of Assets (Held At End of Year).

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments

The following table presents the fair value of investments and fair value adjustments of guaranteed investment contracts at December 31, 2007, with those that represent 5% or more of the Plan’s net assets separately identified.

	Investments at Fair Value	Adjustments to Contract Value
PFF Bancorp, Inc. Common Stock *	$5,750,241	$—
Principal Fixed Income Option 401(a)/401(k)	5,729,760	301,745
Capital Research & Mgmt Co - Am Fds Growth	3,571,343	—
Alliance Bernstein - Large Cap Value Pref Fund*	2,761,665	—
Capital Research & Mgmt Co - Am Fds Europacific	2,637,048	—
Principal Global Investors Bond & Mtg Secs Pref Fund*	2,429,951	—
Wells Fargo Fund Management	2,369,852	—
Capital Research & Mgmt Co - Am Fds Bal	2,334,165	—
Principal Global Investors S&P 500 Idx Inst Fund*	2,096,317	—
Other investments individually less than 5% of net assets	7,609,818	—

Total investments	$37,290,160	$301,745

The following table presents the fair value of investments and fair value adjustment of any guaranteed investment contracts at December 31, 2006, with those that represent 5% or more of the Plan’s net assets separately identified.

	Investments at Fair Value	Adjustments to Contract Value
PFF Bancorp, Inc. Common Stock *	$11,364,327	$—
Principal Fixed Income Option 401(a)/401(k) *	6,453,642	(322,682)
Principal Global Investors Bond & Mtg Secs Pref Fund*	3,399,922	—
Alliance Bernstein - Large Cap Value Pref Fund*	4,062,485	—
Neuberger Berman - MidCap Value Pref Fund*	2,382,264	—
Capital Research & Mgmt Co - Am Fds	2,089,944	—
Other investments individually less than 5% of net assets	12,251,935	—

Total investments	$42,004,519	$(322,682)

*	Denotes a party in interest.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments (continued)

For the Plan years ended December 31, 2007 and 2006, the Plan’s investments (including investments bought, sold and held during the year) (depreciated) appreciated in value by the following:

	Net Change in Value
	2007	2006
Common stock	$(7,647,558)	$1,317,728
Mutual funds and benefit-responsive contracts	723,283	2,061,099

	$(6,924,275)	$3,378,827

Principal Fixed Income Option 401(a)/401(k) (PFIO) is a fully benefit-responsive group annuity contract issued by the Principal Life Insurance Company (PLIC). The methodology for calculating the interest crediting rate is defined in Article I, Section II of the contract under the term “Composite Crediting Rate.” Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis.

Changes in future interest crediting rates will not affect the amount reported on the statement of net assets available for benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value as fair value is considered book value less early withdrawal charge.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a Stable Value Fund. As a result, the average yield earned by the plan is the yield earned (i.e. interest credited) on the group annuity contract.

The interest rate history for the contract is as follows:

Time Period	Rate
January 1, 2006 – June 30, 2006	3.30%
July 1, 2006 – December 31, 2006	3.30%
January 1, 2007 – June 30, 2007	3.25%
July 1, 2007 – December 31, 2007	3.10%

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments (continued)

By definition, the PFIO group annuity contract is an insurance contract. As a result, the plan may transact according to the terms defined in the contract at any time. The terms and methods under which the contract may transact are defined in Article II (Deposits and Funds), Article III (Fees), Article IV (Benefits and Other Payments) and Article V (Termination) in the contract. Plan sponsor should assess the probability of the occurrence of these events limiting the plan’s ability to transact at contract value with participants.

Article V of the contract defines the circumstances and amounts for which the contract may be terminated by the plan. The issuer, PLIC, has the right to no longer receive the deposits under Article VI, Section 3. However, the circumstances for termination of the contract are still subject to Article V.

(4)	Allocation of Plan Assets

Employee contributions are allocated to various funds based on the elections made by each participant. Net income or loss of each fund is allocated on the basis of the proportionate asset balance of each participant as of the previous valuation date after adjustment for withdrawals, distributions, and other additions or subtractions that may be appropriate. Earnings are allocated on the basis of current shares held in each participant’s account and the accounts are valued daily.

(5)	Plan Termination

Although the Bank has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participants become 100% vested in their account balances.

(6)	Federal Income Taxes

The Plan obtained its latest determination letter on April 6, 2006, in which the Internal Revenue Service stated that the Plan, as designed on March 1, 2005, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Related Party Transactions

The Plan held 477,595 and 329,305 shares of common stock of PFF Bancorp, Inc. at December 31, 2007 and 2006, respectively. Fair value of these shares at December 31, 2007 and 2006 was $5,750,241 and $11,364,327, respectively.

At December 31, 2007 and 2006, certain Plan investments were shares of mutual funds and a group annuity contract managed by Principal Trust Company. Principal Trust Company is the trustee of the Plan, as defined by the Plan agreement, therefore these transactions qualify as related party transactions.

(8)	Subsequent Events

Plan of Merger

On June 13, 2008, PFF Bancorp, Inc. (the “Company”), the holding company of the Bank, entered into an Agreement and Plan of Merger (the “Agreement”) among PFF Bancorp Inc., FBOP Corporation and California Madison Holdings, Inc. The consummation of the merger is subject to regulatory approvals, approval by the Company’s stockholders and the satisfaction of other conditions set forth in the Merger Agreement. Under the terms of the Agreement and upon consummation of the transaction, stockholders will receive $1.35 in cash for each share of the Company’s common stock held.

Material Decline in Market Value of Investments

The market value of PFF Bankcorp, Inc’s shares declined from $12.04 per share at December 31, 2007 to $1.25 on June 16, 2008. This decline in share price has the effect of reducing the Plan’s value of Investments at December 31, 2007 by $5,153,250.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Principal Fixed Option 401 (a)/401 (k)	Group annuity contract 429,992 shares	N/A	$6,031,505
*	PFF Bancorp, Inc.	Common stock 477,595 shares	N/A	5,750,241
	Capital Research – Am Fds Growth Fd of Am R4 Fund	Mutual fund 105,786 shares	N/A	3,571,343
*	Alliance Capital - LargeCap Value Pref Fund	Mutual fund 203,064 shares	N/A	2,761,665
	Capital Research – Am Fds EuroPacific Grwth R4 Fd	Mutual fund 52,573 shares	N/A	2,637,048
*	Principal Global Investors - Bond & Mortgage Sec Pref	Mutual fund 234,325 shares	N/A	2,429,951
	Wells Fargo Fund Mgt – Well Far Adtg Disc Inv Fund	Mutual fund 104,307 shares	N/A	2,369,852
	Capital Research – Am Funds Balance R4 Fund	Mutual fund 121,067 shares	N/A	2,334,165
*	Principal Global Investors – LargeCap S&P 500 Index Pref	Mutual fund 204,718 shares	N/A	2,096,317
*	Neuberger Berman – MidCap Value Pref Fund	Mutual fund 87,981 shares	N/A	1,166,631
*	Neuberger Berman – Socially Responsive Tr Fnd	Mutual fund 52,951 shares	N/A	974,296
	Alger Mutual Funds - Alder Smallcap Growth A Fund	Mutual fund 121,395 shares	N/A	916,529
	Capital Research – Am Fds New Persp R4 Fund	Mutual fund 24,831 shares	N/A	837,042
	MFS Investment – High Yield Opportunities A Fund	Mutual fund 93,606 shares	N/A	664,604
*	Principal Global Investors - Prin Inv LifeTime 2030 Pref Fd	Mutual Fund 28,693 shares	N/A	393,097
*	Alliance Capital – SmallCap Growth I Pref	Mutual fund 31,249 shares	N/A	313,111
*	Principal Global Investors - Prin Inv LifeTime 2020 Pref Fd	Mutual Fund 21,659 shares	N/A	294,132
*	Principal Global Investors – MidCap Blend Pref Fund	Mutual fund 19,801 shares	N/A	273,446

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2007

Continued

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	JP Morgan/Mellon Equity – SmallCap Value I Pref Fund	Mutual fund 17,567 shares	N/A	268,250
*	Principal Global Investors - Prin Inv LifeTime 2050 Pref Fd	Mutual fund 15,947 shares	N/A	217,199
*	Principal Global Investors - Prin Inv LifeTime 2040 Pref Fd	Mutual Fund 13,792 shares	N/A	193,781
*	Principal Global Investors – S&P 600 Index Pref Fund	Mutual fund 11,568 shares	N/A	191,336
*	Principal Global Investors – Real Estate Securities Pref Fd	Mutual fund 11,846 shares	N/A	187,398
*	Principal Global Investors - Prin Inv Lftm Str Inc Pref Fd	Mutual Fund 2,972 shares	N/A	35,366
*	Principal Global Investors - Prin Inv LifeTime 2010 Pref Fd	Mutual Fund 2,510 shares	N/A	32,174
*	Participant loans	108 loans with interest rates ranging from 5.00% to 10.00%	N/A	651,426

		Total		$37,591,905

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	PFF Bancorp, Inc.	Common stock 329,305 shares	N/A	$11,364,327
*	Principal Fixed Option 401 (a)/401 (k)	Group annuity contract 474,686 shares	N/A	6,130,960
*	Alliance Bernstein - LargeCap Value Pref Fund	Mutual fund 264,313 shares	N/A	4,062,485
*	Principal Global Investors - Bond & Mortgage Sec Pref	Mutual fund 320,445 shares	N/A	3,399,922
*	Neuberger Berman – MidCap Value Pref Fund	Mutual fund 156,728 shares	N/A	2,382,264
	Capital Research – Am Funds Balance R4 Fund	Mutual fund 109,997 shares	N/A	2,089,944
*	Principal Global Investors – LargeCap S&P 50 Index Pref	Mutual fund 206,014 shares	N/A	2,062,198
	Capital Research – Am Fds Growth Fd of Am R4 Fund	Mutual fund 57,351 shares	N/A	1,873,093
	Capital Research – Am Fds EuroPacific Grwth R4 Fd	Mutual fund 34,722 shares	N/A	1,596,535
	Wells Fargo Fund Mgt – Well Far Adtg Disc Inv Fund	Mutual fund 48,254 shares	N/A	1,060,615
*	JP Morgan/Mellon Equity – SmallCap Value I Pref Fund	Mutual fund 51,081 shares	N/A	941,423
	MFS Investment – High Yield Opportunities A Fund	Mutual fund 97,320 shares	N/A	741,577
*	Alliance Bernstein – SmallCap Growth I Pref	Mutual fund 75,997 shares	N/A	726,528
*	Principal Global Investors – Real Estate Securities Pref Fd	Mutual fund 27,817 shares	N/A	718,788
	Capital Research – Am Fds New Persp R4 Fund	Mutual fund 21,883 shares	N/A	690,424
*	Neuberger Berman – Socially Responsive Tr Fnd	Mutual fund 22,295 shares	N/A	396,848
*	Principal Global Investors – MidCap Blend Pref Fund	Mutual fund 20,656 shares	N/A	288,775
*	Principal Global Investors – S&P 600 Index Pref Fund	Mutual fund 10,061 shares	N/A	183,418
*	Principal Global Investors - Prin Inv LifeTime 2050 Pref Fd	Mutual fund 4,197 shares	N/A	56,452
*	Principal Global Investors - Prin Inv LifeTime 2030 Pref Fd	Mutual Fund 2,453 shares	N/A	33,362

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Principal Global Investors - Prin Inv LifeTime 2040 Pref Fd	Mutual Fund 1,871 shares	N/A	25,870
*	Principal Global Investors - Prin Inv Lftm Str Inc Pref Fd	Mutual Fund 1,253 shares	N/A	15,542
*	Principal Global Investors - Prin Inv LifeTime 2020 Pref Fd	Mutual Fund 933 shares	N/A	12,693
*	Principal Global Investors - Prin Inv LifeTime 2010 Pref Fd	Mutual Fund 668 shares	N/A	8,721
*	Participant loans	101 loans with interest rates ranging from 5.00% to 10.00%	N/A	819,073

		Total		$41,681,837

See accompanying independent auditors’ report.

REQUIRED INFORMATION

I.	Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors’ report thereon.

II.	Exhibits:

Independent Auditors Consent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PFF Bank & Trust 401 (k) Plan

Dated: June 27, 2008	By	/s/ Gregory C. Talbott
Gregory C. Talbott Senior Executive Vice President, Chief Operating Officer /Chief Financial Officer and Treasurer